UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 02, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 October 2026
Exhibit No. 2	Admission to Trading dated 01 October 2026
Exhibit No. 3	Transaction in Own Shares dated 05 October 2026
Exhibit No. 4	Transaction in Own Shares dated 12 October 2026
Exhibit No. 5	Transaction in Own Shares dated 19 October 2026
Exhibit No. 6	Transaction in Own Shares dated 26 October 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 02, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 October 2026

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA’s) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 September 2026, Barclays PLC's issued share capital consists of 13,372,261,916 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 13,372,261,916 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Susie Guo +44 (0) 20 3555 2560

Exhibit No. 2

1 October 2026

Barclays PLC

Admission to Trading

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market (PRM) sourcebook 1.6.4R, Barclays PLC notifies the market that shares have been admitted to trading as follows:

Issuer name:	Barclays PLC
Issuer LEI:	213800LBQA1Y9L22JB70
Regulated market on which the shares have been admitted to trading:	Main Market for listed securities of the London Stock Exchange
Name, type and ISIN of the shares:	Ordinary sharesGB0031348658
Number of further shares admitted to trading covered by the notification:	2,187,284
Total number of shares admitted to trading (including the new shares):	13,372,261,916
Confirmation that the new shares are fungible with existing shares already admitted to trading:	Confirmed
Date range covered by the notification:	1 September 2026 – 30 September 2026

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Susie Guo
+44 (0)20 7116 2526	+44 (0)20 3555 2560

Exhibit No. 3

05 October 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited (“Citi”) as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
28 September 2026	3,012,122	468.1500p	461.9000p	464.7887p
29 September 2026	3,024,352	465.7000p	460.1000p	462.9090p
30 September 2026	3,808,504	465.6000p	456.0000p	459.4979p
01 October 2026	3,140,966	454.8500p	438.1500p	445.7227p
02 October 2026	3,171,504	445.7000p	435.7000p	441.4308p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital will consist of 13,366,146,890 ordinary shares. Therefore, the total voting rights in the Company will be 13,366,146,890.

There are no ordinary shares held in Treasury.

The above figure (13,366,146,890) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4951X_1-2026-10-2.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 145,377,831 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 489.6530p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 4

12 October 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited (“Citi”) as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
05 October 2026	2,242,288	448.8000p	442.1000p	445.9731p
06 October 2026	3,114,698	452.8000p	446.9000p	449.4817p
07 October 2026	4,023,787	444.5000p	429.7000p	434.9137p
08 October 2026	4,110,397	429.2500p	420.4500p	425.7496p
09 October 2026	2,323,082	432.3000p	427.5000p	430.4628p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital will consist of 13,351,398,273 ordinary shares. Therefore, the total voting rights in the Company will be 13,351,398,273.

There are no ordinary shares held in Treasury.

The above figure (13,351,398,273) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4355Y_1-2026-10-9.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 161,192,083 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 484.4201p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 5

19 October 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited (“Citi”) as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
12 October 2026	2,292,707	438.2500p	434.1000p	436.1656p
13 October 2026	2,274,799	445.8000p	433.7000p	439.5994p
14 October 2026	3,227,861	438.6500p	429.3500p	433.7238p
15 October 2026	4,044,937	438.3500p	425.2000p	432.6395p
16 October 2026	2,311,468	435.8500p	429.3000p	432.6255p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital will consist of 13,337,562,645 ordinary shares. Therefore, the total voting rights in the Company will be 13,337,562,645.

There are no ordinary shares held in Treasury.

The above figure (13,337,562,645) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3902Z_1-2026-10-16.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 175,343,855 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 480.3972p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 6

26 October 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited (“Citi”) as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
19 October 2026	3,338,163	426.0500p	415.7500p	418.8776p
20 October 2026	4,233,977	419.6500p	408.2000p	413.3230p
21 October 2026	4,189,552	421.0500p	413.8500p	417.7058p
22 October 2026	3,357,928	422.7500p	407.9500p	416.9237p
23 October 2026	3,464,914	413.1500p	399.8000p	404.0504p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital will consist of 13,319,140,813 ordinary shares. Therefore, the total voting rights in the Company will be 13,319,140,813.

There are no ordinary shares held in Treasury.

The above figure (13,319,140,813) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3171A_1-2026-10-23.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 193,928,389 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 474.0563p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.